Contact

www.linkedin.com/in/brian-christenson-05896692 (LinkedIn)

Brian Christenson

Proprietor / Distiller at Blinking Owl Distillery
Santa Ana, California, United States

Experience

Blinking Owl Distillery

Proprietor
2013 - Present (9 years)
Santa Ana, California

Chief Executive Owl and Distiller. The Blinking Owl will strive to have a thoughtful and curated approach in every step of its distillation and production process. We plan to hand craft fine spirits including Gin, Vodka, Whiskey (including Bourbon) and other specialty spirits.

AkinsParker

Art Director
February 2008 - December 2014 (6 years 11 months)

I create things. Keen sense of design and concepts for individual clients. Play well with others and enjoy collaboration. In-house food and drink advisor.

Scribble Theory Gallery

Owner
2004 - 2008 (4 years)

Education

Laguna College of Art and Design

Bachelor's degree, Illustration and Design